UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                 April 18, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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TDC A/S

Credit rating

TDC rated by Fitch and Moody's.

On April 12, 2006 Fitch Ratings published their credit rating of TDC. Fitch assigned TDC A/S a rating of "BB-" with stable outlook and a short-term rating of "B". TDC's new Senior Secured Facility (cf. TDC's stock exchange release no. 17 of March 3, 2006) was assigned "BB+", and the unsecured long-term rating of the outstanding bonds under TDC's EMTN programme was assigned a "BB-" rating.

On April 13, 2006 Moody's downgraded TDC's long-term corporate credit rating to "Ba3" with stable outlook from "Ba1" on review for downgrade. The corporate rating was re-assigned to Nordic Telephone Company (NTC), which owns 88.2 % of TDC, and Moody's will subsequently withdraw the corporate rating from TDC. TDC's new Senior Secured Facility, cf. above, was assigned "Ba2", while the unsecured long-term rating of the EMTN bonds was lowered to "Ba3" from "Ba1". TDC's short term credit rating was withdrawn by Moody's.

The credit ratings by Fitch Ratings and Moody's are reflecting the new leveraged capital structure of TDC following the completion of the tender offer by NTC to TDC's shareholders in January 2006.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

    April 18, 2006                               /s/ FLEMMING JACOBSEN
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        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury